

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Sabir Saleem
Chief Executive Officer, Chief Financial and Accounting Officer
Free Flow, Inc.
6269 Caledon Road
King George, VA 22485

> **Re: Free Flow, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-54868**

Dear Sabir Saleem:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page 17

1. Your auditors have included a going concern qualification in their audit report. Please obtain and file a new audit report that is unqualified and meets the requirements in PCAOB Auditing Standards 2415 and 3101. Refer to SAB Topic 1.E.2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services